HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司

02 MAR -8 AM 8:58

March 6, 2002

Via Fedex

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C.
20549
U.S.A.

02015752

SUPPL

Attention: Filings

Dear Sirs:

Hanny Holdings Limited
SEC File 82-3638

In compliance with the exemption requirements of SEC Rule 12g3-2(b), we are pleased to enclose the following items for filing:

Circular. March 4, 2002
Expiry Of Subscription Rights Attaching To The Warrants (Stock Code: 573)

Press Announcement. Hong Kong iMail. March 4, 2002
Expiry Of Subscription Rights Attaching To The Warrants (Stock Code: 573)

Thank you for your kind assistance with this matter.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Yours very truly,
Hanny Holdings Limited

Amy Chau

Tel: (604) 733-0896 extension 25
Email: achau@burcon.ca

Enclosures

cc: Hanny Holdings Limited
Attn.: Ms. Judy Cheng (via fax without enclosures)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

EXPIRY OF SUBSCRIPTION RIGHTS ATTACHING TO THE WARRANTS (Stock Code: 573)

- Subscription rights attaching to the Warrants will expire after 4:00 p.m. on Wednesday, 3 April 2002.
- The latest time for exercising the subscription rights attaching to the Warrants will be at **4:00 p.m. on Wednesday, 3 April 2002.**
- Trading in the Warrants will cease after **4:00 p.m. on Wednesday, 27 March 2002.**
- Listing of the Warrants will be withdrawn from the Stock Exchange at the close of business on Wednesday, 3 April 2002.

The board of directors of Hanny Holdings Limited (the "Company") would like to remind holders of its warrants ("Warrants") carrying rights to subscribe for new shares of HK$0.025 each in the Company ("Shares") at an initial subscription price of HK$0.36 per Share, subject to adjustment, during the period from 4 October 2000 to 3 April 2002 (both days inclusive) that the subscription rights attaching to the Warrants ("Subscription Rights") will expire **after 4:00 p.m. on Wednesday, 3 April 2002 and thereafter any Subscription Rights which have not been exercised will lapse and the Warrant certificates will cease to be valid for any purpose.**

The Company has made the following arrangements regarding dealings in the Warrants, transfers and exercise of the Subscription Rights:

1. Trading in the Warrants on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will cease after 4:00 p.m. on Wednesday, 27 March 2002;
2. The registered holders of the Warrants who wish to exercise in whole or in part of the Subscription Rights must lodge with the branch share registrars of the Company, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, the following by no later than 4:00 p.m. on Wednesday, 3 April 2002:
   (i) the relevant Warrant certificate(s);
   (ii) the duly completed and signed subscription form(s); and
   (iii) the relevant subscription monies.
3. Persons who have purchased but not yet registered as holders of the Warrants and who wish to exercise in whole or in part of the Subscription Rights must lodge with Secretaries Limited at the abovementioned address, the following by no later than 4:00 p.m. on Wednesday, 3 April 2002:
   (i) the duly completed and executed form(s) of transfer or other documents of title (duly stamped where appropriate);
   (ii) the relevant Warrant certificate(s);
   (iii) the duly completed and signed subscription form(s); and
   (iv) the relevant subscription monies.

   Subscription forms and relevant accompanying documentation lodged with Secretaries Limited **later than 4:00 p.m. on Wednesday, 3 April 2002 will not be accepted.**
4. New Shares issued on the exercise of the Subscription Rights will rank pari passu in all respects with the Shares in issue on the subscription date. Certificates for Shares arising on the exercise of the Subscription Rights will be issued to the relevant warrantholders within 10 business days after the relevant subscription date.
5. Listing of the Warrants will be withdrawn from the Stock Exchange at the close of business on Wednesday, 3 April 2002. The Company has made an application to the Stock Exchange for withdrawal of the listing of the Warrants on the Stock Exchange with effect from the close of business on Wednesday, 3 April 2002.

The closing prices of the Shares and the Warrants as quoted on the Stock Exchange on 1 March 2002 are HK$0.093 per Share and HK$0.010 per Warrant respectively.

A circular containing details of the expiry of the Subscription Rights will be despatched to the holders of the Warrants and, for information only, to the shareholders of the Company as soon as possible.

Holders of the Warrants who are in doubt as to their position or the action to be taken should consult their stockbroker or other registered dealer for securities, bank manager, solicitor, professional accountant or other professional adviser.

By order of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 1 March 2002

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should immediately consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Warrants in HANNY HOLDINGS LIMITED, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

SEC FILING 82-3638

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Mr. Yap, Allan *(Managing Director)*
Mr. Chan Kwok Hung
Mr. Cheung Kwok Wah, Ken

Non-Executive Directors:
Mr. Fok Kin Ning, Canning
Mr. Yuen Tin Fan, Francis*
Mr. Ip Tak Chuen, Edmond
Mr. Ma Si Hang, Frederick *
Mr. Tsang Link Carl, Brian*
Mr. Cheung Hon Kit

* *Independent non-executive Directors*

Registered office:
Clarendon House
Church Street
Hamilton HM11
Bermuda

Principal place of business:
7th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

4 March 2002

To the holders of the Warrants and, for information only, the shareholders of the Company

Dear Sir or Madam,

EXPIRY OF SUBSCRIPTION RIGHTS ATTACHING TO THE WARRANTS (Stock Code: 573)

The board of directors of Hanny Holdings Limited (the "Company") would like to remind holders of its warrants ("Warrants") carrying rights to subscribe for new shares of HK$0.025 each in the Company ("Shares") at an initial subscription price of HK$0.36 per Share, subject to adjustment, during the period from 4 October 2000 to 3 April 2002 (both days inclusive) that the subscription rights attaching to the Warrants ("Subscription Rights") will expire **after 4:00 p.m. on Wednesday, 3 April 2002 and thereafter any Subscription Rights which have not been exercised will lapse and the Warrant certificates will cease to be valid for any purpose.**

The Company has made the following arrangements regarding dealings in the Warrants, transfers and exercise of the Subscription Rights:

1. Trading in the Warrants on the Stock Exchange will cease after 4:00 p.m. on Wednesday, 27 March 2002.

2. The registered holders of the Warrants who wish to exercise in whole or in part of the Subscription Rights must lodge with the branch share registrars of the Company, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, the following by no later than 4:00 p.m. on Wednesday, 3 April 2002:

   (i) the relevant Warrant certificate(s);
   (ii) the duly completed and signed subscription form(s); and
   (iii) the relevant subscription monies.

3. Persons who have purchased but not yet registered as holders of the Warrants and who wish to exercise in whole or in part of the Subscription Rights must lodge with Secretaries Limited at the abovementioned address, the following by no later than 4:00 p.m. on Wednesday, 3 April 2002:

   (i) the duly completed and executed form(s) of transfer or other documents of title (duly stamped where appropriate);
   (ii) the relevant Warrant certificate(s);
   (iii) the duly completed and signed subscription form(s); and
   (iv) the relevant subscription monies.

   Subscription forms and relevant accompanying documentation lodged with Secretaries Limited **later than 4:00 p.m. on Wednesday, 3 April 2002 will not be accepted**.

4. New Shares issued on the exercise of the Subscription Rights will rank pari passu in all respects with the Shares in issue on the subscription date. Certificates for Shares arising on the exercise of the Subscription Rights will be issued to the relevant warrantholders within 10 business days after the relevant subscription date.

5. Listing of the Warrants will be withdrawn from the Stock Exchange at the close of business on Wednesday, 3 April 2002. The Company has made an application to the Stock Exchange for withdrawal of the listing of the Warrants on the Stock Exchange with effect from the close of business on Wednesday, 3 April 2002.

The closing prices of the Shares and the Warrants as quoted on the Stock Exchange on 4 March 2002 are HK$0.096 per Share and HK$0.010 per Warrant respectively.

Holders of the Warrants who are in doubt as to their position or the action to be taken should consult their stockbroker or other registered dealer for securities, bank manager, solicitor, professional accountant or other professional adviser.

By order of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 4 March 2002

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之錦興集團有限公司認股權證全部**售出或轉讓**，應立即將本通函送交買方或承讓人，或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買方或承讓人。

VISIONS AHEAD

HANNY HOLDINGS LIMITED
（錦興集團有限公司）

（於百慕達註冊成立之有限公司）

董事：
執行董事：
陳國強博士（主席）
Yap, Allan先生（董事總經理）
陳國鴻先生
張國華先生

非執行董事：
霍建寧先生
袁天凡先生*
葉德銓先生
馬時亨先生*
曾令嘉先生*
張漢傑先生

* 獨立非執行董事

註冊辦事處：
Clarendon House
Church Street
Hamilton HM 11
Bermuda

主要辦事處：
香港
九龍
觀塘
鴻圖道51號
保華企業中心7樓

敬啟者：

認股權證附有之認購權屆滿（股份代號：573）

錦興集團有限公司（「本公司」）董事會謹提醒持有附有權利可於二零零零年十月四日至二零零二年四月三日（首尾兩天包括在內）期間按每股0.36港元之初步認購價（可予調整）認購本公司每股面值0.025港元之新股份（「股份」）之本公司認股權證（「認股權證」）之人士，認股權證附有之認購權（「認購權」）**將於二零零二年四月三日（星期三）下午四時之後屆滿，任何尚未行使之認購權在此時間後將告無效，而認股權證證書亦將告作廢。**

本公司已就買賣認股權證、認購權之過戶及行使作出以下安排：

1. 認股權證在聯交所之買賣將於二零零二年三月二十七日（星期三）下午四時後停止。

2. 認股權證之註冊持有人如欲行使全部或部份認購權，須於二零零二年四月三日（星期三）下午四時前將下列各項送交本公司之股份過戶登記分處，秘書商業服務有限公司，地址為香港干諾道中111號永安中心五樓：

   (i) 有關之認股權證證書；
   (ii) 正式填妥及簽署之認購表格；及
   (iii) 有關之認購款項。

3. 已購入認股權證惟未登記為其名下之人士如欲行使全部或部份認購權，須於二零零二年四月三日（星期三）下午四時前將下列各項送交秘書商業服務有限公司於上述之地址：

   (i) 正式填妥及簽立之轉讓書或其他業權文件（如適用加蓋適當印花）；
   (ii) 有關之認股權證證書；
   (iii) 正式填妥及簽署之認購表格；及
   (iv) 有關之認購款項。

   於二零零二年四月三日（星期三）下午四時後遞交至秘書商業服務有限公司之認購表格及有關隨附文件**將不獲接納。**

4. 行使認購權所發行之新股份將與於有關認購日期當日已發行之股份在各方面均享有同等權益。因行使認購權而需發行之股份證書將不遲於有關之認購日期後十天內發行給有關之認股權證持有人。

5. 認股權證在聯交所之上市地位將於二零零二年四月三日（星期三）辦公時間結束時被撤銷。本公司已向聯交所提出撤銷認股權證在聯交所之上市地位之申請，由二零零二年四月三日（星期三）辦公時間結束起生效。

於二零零二年三月四日在聯交所所報之股份及認股權證之收市價分別為每股0.096港元及每份認股權證0.010港元。

認股權證持有人如對其處境或應採取之行動有疑問，應諮詢其股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

此致

列位認股權證持有人 台照
及列位股東 參照

承董事會命
主席
陳國強博士

香港，二零零二年三月四日